ASPIRIANT TRUST

AMENDED AND RESTATED ADVISORY FEE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED ADVISORY FEE LIMITATION AGREEMENT is made as of the 1st day of August 2024, by and between Aspiriant Trust (the “Trust”), with respect to the series of the Trust listed on Schedule A (each a “Fund”), and Aspiriant, LLC (“Aspiriant”).

WHEREAS, Aspiriant is registered as an investment adviser under the Investment Advisers Act of 1940 and has been retained by the Trust, an open-end management investment company, to serve as the investment adviser of the Trust;

WHEREAS, Aspiriant and the Trust would like to limit the advisory fee that a Fund is required to pay Aspiriant on an annual basis as set forth below; and

WHEREAS, Aspiriant and the Trust previously entered into an advisory fee limitation agreement dated February 1, 2017, as amended, and have determined to amend and restate that agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1. Advisory Fee Limitation. Aspiriant agrees to waive its advisory fee with respect to a Fund to the extent necessary to limit the annualized advisory fee of the Fund to the amount set forth in Schedule A to this Agreement. This advisory fee limitation is in addition to any obligation of Aspiriant to waive its fees and/or reimburse expenses of a Fund pursuant to a separate fee and/or expense limitation agreement between the parties hereto.

2. Duration and Termination. The initial term of this Agreement shall be through July 31, 2025 with respect to each Fund listed in Schedule A on the date hereof. With respect to any Fund added to Schedule A after the date of this Agreement, the initial term shall be through July 31 following the first year anniversary of the effective date of the respective Fund’s participation in this Agreement. After the initial term, this Agreement shall continue in effect from year to year with respect to a Fund so long as its renewal is specifically approved at least annually by a majority vote of the Trust’s Board of Trustees. This Agreement may be terminated with respect to a Fund by the Trust’s Board of Trustees at any time.

3. Miscellaneous. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940 or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing and signed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

Aspiriant Trust

By:	/s/ Benjamin D. Schmidt
Name:	Benjamin D. Schmidt
Title:	Assistant Treasurer and Secretary

Aspiriant, LLC

By:	/s/ Robert J. Francais
Name:	Robert J. Francais
Title:	Chief Executive Officer

Schedule A

to the

 Amended and Restated Advisory Fee Limitation Agreement

Dated August 1, 2024

Advisory Fee Limitation (as a percentage of average daily net assets)
Aspiriant Risk-Managed Equity Allocation Fund	0.16%
Aspiriant Risk-Managed Municipal Bond Fund	0.21%
Aspiriant Risk-Managed Taxable Bond Fund	0.08%